September 13, 2016

U.S. Securities and Exchange Commission	VIA EDGAR
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mitchell Austin

Re:	Everbridge, Inc.
Registration Statement on Form S-1
File No. 333-213217

Acceleration Request
	Requested Date:	Thursday, September 15, 2016
	Requested Time:	4:30 P.M. Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) to become effective on September 15, 2016, at 4:30 p.m., Eastern Daylight Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff (the “Staff”). This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Cooley LLP, confirming this request. The Registrant hereby authorizes each of Nicole Brookshire and Richard Segal of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Nicole Brookshire of Cooley LLP, counsel to the Registrant, at (617) 937-2357, or in her absence, Richard Segal at (617) 937-2332.

In connection with this request, the Registrant acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Everbridge, Inc.

By:	/s/ Elliot J. Mark
Name:	Elliot J. Mark
Title:	Senior Vice President and General Counsel

cc:	Jaime Ellertson, Everbridge, Inc.

Kenneth S. Goldman, Everbridge, Inc.

Nicole C. Brookshire, Esq., Cooley LLP

Richard C. Segal, Esq., Cooley LLP

Kenneth J. Gordon, Esq., Goodwin Procter LLP